Exhibit 17

By email September 1, 2023

Board of Directors

AgeX Therapeutics, Inc.

Fellow Directors:

This is to inform you that I will not be standing for re-election to the AgeX Board at the next annual meeting. My decision is due to a need to reduce my commitments to external activities and not because of a disagreement with AgeX on any matter relating to AgeX’s operations, policies, or practices.

Sincerely,

Michael May